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LOCALSTAKE Profile for Form C

Invest in Incolo (formerly CrowdfundNC)

A Startup Platform for All Founders & Investors

RALEIGH, NC · BUSINESS SVCS.

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Current Activity

$0 committed from 0 investors

Target **$57 k**

FUNDRAISE · UPDATES 0 · DISCUSSION 0

$100

COMMIT TO INVEST

MIN/MAX: $100 / $100,000

We have cultivated a community of founders & partners focused on growing businesses and together share in the rewards of their success!

Why you might consider investing in us...

1. Over 90% of founders are not accepted in the traditional system. We provide a place for all founders to thrive!
2. Triple-digit revenue growth 2019 to 2020
3. 260% founder company contract increase 2019 to 2020
4. Captured nearly $1.3M+ in signed/pending equity & warrants
5. Some our of current investors include Dr. Shante' Williams, Mac Lackey, and William Bissett
6. Team has invested in over 120 private businesses & exited several
7. We run an established founder community led by serial entrepreneurs to accelerate our growth plan (from our 1st acquisition on Dec 31, 2020)
8. Performed a 2nd acquisition on Dec 31 (boon, Inc.) providing a landing spot for Marketplace founders to build, scale, and exit
9. We're on a mission to help create businesses who have a scaling impact for the communities "investing" in them

William McGuire, Founder & CEO

CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Convertible Note	?
Investor Eligibility	All Investors	?
Minimum Investment	$100	?
Interest Rate	8.00%	?
Term	3 years	?
Discount	0	?
Valuation Cap	$8,200,000	?

Form C

Related Links

Form C

Learn about investing in convertible notes

Offering Materials

- Incolo Disclosures.pdf
- Incolo Term Sheet.pdf
- Incolo Convertible Note Agreement.pdf
- Incolo Subscription Agreement.pdf
- Incolo Questionnaire.pdf

You may download these documents for your own use.

INVESTMENT PERKS

Expires 09/30/2021 | $100.00 ↑

New Regional Investor

"Regional Investor" Shirt & Investor Notebook

Expires 09/30/2021 | $500.00 ↑

Rising Accredited

We pay your way to get in front of entrepreneurs at one of the in-person entrepreneurial events we're attending (We'll provide a list e.g. Innovate Raleigh Summit, Mountain Raise, etc.) + everything in "New Regional Investor" perk

Expires 09/30/2021 | $1,000.00 ↑

Reg A+ Level

Your choice of a Gift card to the diversity of founders products and services within network OR a donation in your honor from us to your entrepreneurial community partner of choice + everything in "Rising Accredited" perk

Expires 09/30/2021 | $2,000.00 ↑

Individual Syndicate Angel

1st Look into Syndicated Company Offerings (accreditation required, we'll show you how) + everything in "Reg A+ Level" perk

Expires 09/30/2021 | $10,000.00 ↑

Diversified Professional Investor

VIP Access / Behind the Scenes in person event (anticipated between Fall 2021 and Spring 2022) + everything in "Individual Syndicate Angel"

Expires 09/30/2021 | $50,000.00 ↑

Partner Investor

Pre-emptive (Pro-rata) & Voting Rights assuming conversion of the C. Note into Series A-1 Units as well as a Private Virtual Roundtable with members of our Advisory Team + everything in "Diversified Professional Investor" level

PITCH DECK


WHO ARE WE TO YOU?
INCOLO
Cultivating Communities
Legal Structure
*NEWCO
Market Structure
Innovative
Local
Fresh
Accessible
Transformative
Incolo
Cultivating Communities
Formerly
CrowdfundNC.com

FINANCIALS

FINANCIALS | FUNDING

ASK A QUESTION

Current financial condition of the Company

The convergence of media and business advisory industries are people & capital intensive, and as such it can be expected that most companies will operate at a loss for their first few years until achieving sufficient subscription and contract volume. Over the course of just over two years of operations, LiveVested, LLC is no exception. The closest analogy for the Company's business is the growth of similar, but not identical services such as private market news as well as programs for Incubators & Accelerators which has required the Company work to delineate itself in this rapidly evolving market by adding business advisory 'sales-focused' & marketing team members. During the 1st year, sales & marketing was primarily performed by a single individual with support from Company advisors and the first revenue did not land until 2019 Q4. In late 2019 Q4, the Company decided to only sell through partner channels (e.g. 'accelerators', 'incubators', etc. and referrals) which accelerated contract and revenue growth. The Company onboarded 3 temporary contract team members in late 2019, another full time team member in early 2020 (2 team members total), added 2 more team members Sept and Nov (4 team members total), and then ended the year with 7 full time team member equivalents coming off the 2 acquisitions on December 31, 2020. Since Inception, the Company has relied on funds received from its founder, small business loans, revolving debt from the founder, approximately $73,500 of investment (equity and convertible debt), and client revenue to fund its operations. As of March 15, 2021, the Company had $6,500 of working capital plus $18.5K in contract revenue not including ongoing revenue from The FENX subscriptions plus another $32K in close to being signed contract revenue all before the end of 2021 Q1. The Company will likely incur losses prior to generating positive working capital. Prior to COVID in March 2020, the company saw steady consistent contract & revenue growth with consistent payments which slowed during the second wave of COVID during Q4 of 2020. As of March 2021, revenue growth has accelerated due to the combined operations of the Company's 2 acquisitions and testing of new business lines which have major potential for revenue & equity value growth, however, some business lines, Boon (formerly "Launch") have not restored to their pre-COVID numbers as of March 2021. That said, actual & contracted revenue for 2021 Q1 is already nearly 100% of all of 2020's $36K in revenue while also achieving an increase in equity value in exchange for services rendered. We will use the funding from this raise with an aim to grow all business lines (The FENX, Boon, Syndicates & the Company's skunkworks operations) through partner channels. We intend to hire 2 more team members in 2021.

DOCUMENTATION

Incolo Financial Statements.pdf

Financial projections are subject to certain risks of the business and may not be achieved. Projections only contemplate projected cash flows, are unaudited and may not be formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.


WHO ARE WE TO YOU?
INCOLO
Cultivating Communities
Legal Structure
*NEWCO
Market Structure
CFNC
Boon
* Innovative
* Community
* Local
Community Centric
Fresh
Accessible
Transformative
Juicy
Vested
Committed/Dedicated
Supportive
Engrained
-Launch
-NC Grind
-Syndicates
-Dental
-Law
-Acc
Founders < >



Q&A

CUSTOMERS | INDUSTRY | MARKETING | PRODUCT | TEAM

ASK A QUESTION

Who are your target customers?

Incolo focuses on “founders” at early stages of their company journey and is industry agnostic. Although Incolo can help founders with just an idea, our target customer would typically have a company formed with initial diligence on their market opportunity, product/service, and are directionally focused. They likely have startup capital from the founder or friends and family and may have already raised a small amount of seed capital. Incolo has worked with founders at the Series A stage and serial entrepreneurs.

Do you have current customers?

We currently have around 75 founders in various stages of their Incolo Journey.

- There are 50 paying founders in The FENX community
- We've served 23 companies through Boon Launch (formerly "Launch") representing revenue and/or equity/warrants in their businesses
- We have 2 startups in the Boon Marketplace Accelerator

What is your current customer pipeline?

Partners drive a significant portion of our customer base. The number of founders and their business's we can serve could have amazing impact for founder/partner/community access to returns.

- Our current pipeline as of Feb 28, 2021 consists of 11 industry partners representing a direct pipeline of
  - 450 FENX Opportunities ongoing monthly (rev share)
  - 600 FENX Opportunities quarterly
  - 10 Boon (formerly "Launch") Opportunities Quarterly (~$5k/each + ~$250k warrant value)
- Our direct pipeline has >35 Boon opportunities (as of February 28, 2021) in stages of potential closing with Boon Launch within 6 months. (representing a pipeline value of $175k+ in fees + $1M+ in equity/warrants).

TEAM



William McGuire

Founder & CEO

Background Check

Will has been a startup investor and advisor in over 60 private companies. His goal is to improve community awareness and access to the private markets. He believes our region is at the ground floor of one of the greatest growth periods it has ever seen which will be led by a community of investors, entrepreneurs, and partners who build & (co)invest together.

More on... Read More



Anya Johnson

Community Manager

Anya graduated from Meredith College in 2020 with degrees in Business Administration and Economics, and a minor in Entrepreneurship. As a Raleigh native, Anya is passionate about her community, the local arts and music scene, and empowering entrepreneurs to achieve their dreams. Working with Imurj, HQ Raleigh, and MATI Energy, she is an advocate for small business and the synergy that comes from the community standing strong together.

More on... Read More



Eric Porper

Chief Strategist and Operations

Background Check

From early on, Eric has focused on the possibilities presented by emerging technologies and entrepreneurship. He started his first web-based company 20 years ago helping businesses leverage internet technologies to improve efficiencies in operations and connect with consumers. He led the development of one of the first email marketing apps, Homing Pigeon, in the late '90s while creating web-focused application strategies for global... Read More



Scott Byron

Syndicate Growth Advisor

Scott is an undergraduate at Elon University studying finance and data science. In 2016 he helped co-found Lucid Crypto Investments, a long/short cryptocurrency and blockchain-focused hedge fund, and served as an analyst. Upon arrival at Elon, he founded the Elon Blockchain club and remains President. Scott is passionate about researching and investing in disruptive technologies and integrating them with our lives.



Desirae Seals

Community Manager of The FENX Entrepreneur Community

Desirae graduated from The University of North Carolina at Chapel Hill. After graduation, Desirae immediately dived into the entrepreneurship/startup space. She started her own health and fitness coaching business for entrepreneurs, has worked in the financial startup space as a Director of Operations, and helped build and currently manage an online community for entrepreneurs, The FENX. With Desirae's huge passion for startups and personal... Read More



Ryan Vet

Incolo & Marketplace Advisor, Founder of boon, Inc.

Background Check

Ryan Vet launched his first company, a marketing firm, Digi Tech Studio at age 14. From there he helped launch or lead a numberof venture-capital based companies before starting Boon, a streamlined way to help provide temporary staffing for healthcare organizations. Additionally, he is co-owner of The Oak House with two locations in NC.



Sumit Vohra

Incolo Advisor, Business Builder

Sumit is the Founder, CEO & Chief Drinking Officer at Lonerider Brewing Company which operates in over 9 states & the UK and he is Chairman of Lonerider Spirits. He's active in the NC entrepreneur ecosystem as a startup Advisor, Angel Investor, and Board Member. In addition to distribution, logistics and operations, Sumit has an extensive technology background.



Jeff Dayton

Incolo Advisor, Syndicate Expert

Dayton is a seasoned senior executive, board director, board advisor, Angel Investor and leader from the Charlotte area who desires to elevate the recognition of NC's Entrepreneurial Community. As CEO of Dayton International, Dayton is one of the world's top executive consultants in digital transformation and modernization.



Mark Easley
CrowdfundNC Advisor, IoT Expert

Mark Easley has been an active advocate, advisor, and investor in the investment crowdfunding industry since 2012. Mark is a tech startup advisor and angel investor in the Research Triangle Park area of North Carolina. He previously had a 25 year technology career in engineering, marketing, and sales in the semiconductor industry in Silicon Valley



Mac Lackey
Incolo Advisor, Founder of The FENX

Mac Lackey is an entrepreneur who has built and sold six companies. Serving most recently as Founder/CEO of KYCK (acquired by NBC Sports), Mountain Khakis (acquired by Remington), InternetSoccer Network (acquired by News Corp SKY), and various other ventures. Currently, Lackey is mentoring and supporting entrepreneurs via the programs, The FENX and ExitDNA.



James Cerenzie
Boon Launch Advisor

James has deep experience in acquisitions, divestitures, joint ventures, partnerships, and commercial agreements. His professional passion lies in creating and executing on niche real estate investing opportunities while renting out some really cool cars. He's always open to conversation and resides in Charlotte with his wife and 2 fur babies.



Desmond Wiggin
Boon Launch Advisor

After spending 2 years in China obtaining his MBA in International Business, Desmond co-founded BatteryXchange. Desmond has almost a decade of professional experience with expertise in business development, technology, manufacturing, and international organizational management. As the CEO of BatteryXchange, Desmond brings 1st hand knowledge of how to raise capital while building a team positioned to scale.

Partners & Providers

Innovate Capital Law
Service Provider

Corporate & Securities Legal Advisor. Lead counsel on pending boon, Inc Joint Venture,

https://innovatecapitallaw.com

Laura Williams, Sprout
Service Provider

Accountant keeping us in check regularly, https://www.sproutbk.com.

Barfield Revenue Consulting
Partner

Multi-faceted resource for both organizations and individuals in search of ways to increase revenue.

https://barfieldrevenue.com/

Mountain Bizworks
Partner

Assisting with business planning, business coaching, and business financing through development classes and programs in Western... Read More

Next Level Income
Partner

Helping individuals make, keep and grow their wealth through education and investment... Read More

Pitch Space
Partner

Community of investors and founders regularly sharing their businesses.

https://pitch-space.com/

RMRI Investments
Partner

Real estate focused investment Syndicate of accredited investors.

https://www.rmriinvestments.com/

SotoIP
Partner

Intellectual Property Advisory and Patent Prosecution firm specializing in serving startup and emerging growth companies and... Read More

Hughes Pittman & Gupton, LLP
Partner

Independent NC based CPA firm providing services for small, medium and large businesses.

Raleigh Founded
Partner

Coworking space that fosters inclusive communities of entrepreneurs who create lasting economic and social impact.

MAJ and Associates
Service Provider

Accounting/Operations executive with over 25 years of steadily increasing and diverse management experience. An independent,... Read More

#GoBeyond
Partner

#GoBeyond is an educational media initiative and creative agency dedicated to fostering diversity and inclusion in STEM fields... Read More

ABOUT INCOLO (FORMERLY CROWDFUNDNC)

Entity	LiveVested, LLC
Entity Type	LLC
State Organized	Delaware
Founded	January 2019
Employees	10
Social Media	
Website	

Headquarters



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EUROPE
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SOUTH AMERICA
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OCEANIA
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RISKS & DISCLOSURES

COMPANY RISKS | RELATED PARTIES | SECURITIES RISKS | DISCLOSURES | PROCEDURES | TAXES | CONFLICTS OF INTEREST | ASK A QUESTION

Limited operating history

The Company was founded in January 2019, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate... Read More

View More 1 2 3 4 5

An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck.

Please review the Offering Materials and our Risks of Investing for a full description of the risks to be considered when assessing an investment in this business.